Exhibit 99.1

News Release
September 1, 2022

Turquoise Hill Announces Agreement in Principle with Rio Tinto for Transaction at C$43 per share in Cash

MONTREAL--(BUSINESS WIRE) --  Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”), today announced that it has reached an agreement in principle and entered into a term sheet with Rio Tinto International Holdings Ltd. ("Rio Tinto") in respect of a transaction whereby Rio Tinto would acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not currently own for C$43 per share in cash (the “Transaction”).

The Transaction is the result of extensive negotiations between the Special Committee of independent directors (the “Special Committee”) of Turquoise Hill and Rio Tinto that took place following the receipt on August 24, 2022 of an improved non-binding proposal from Rio Tinto of C$40 per share. These discussions ultimately culminated in the C$43 per share consideration offered pursuant to the Transaction, which has the unanimous support of the Special Committee.

The purchase price of C$43 per share reflects a:

•	67% premium to Turquoise Hill’s closing price of C$25.68 per share on March 11, 2022, being the date prior to Rio Tinto’s initial public proposal to acquire Turquoise Hill;
•	26% increase in the consideration as compared to Rio Tinto’s initial proposal on March 13, 2022 of C$34.00 per share;
•	8% increase in the consideration as compared to Rio Tinto’s revised proposal on August 24, 2022 of C$40.00 per share; and
•	19% premium to Turquoise Hill’s closing price of C$36.12 on August 31, 2022.

In approving the entering into of the agreement in principle, the Special Committee took into consideration a variety of factors relevant to determining that the offer price is fair to minority shareholders of the Company including:

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an oral opinion to the Special Committee delivered by its financial advisor, BMO Capital Markets, to the effect that, as of August 31, 2022, and subject to the assumptions, limitations and qualifications contained therein, the consideration contemplated by the term sheet entered into between the parties to be received by the shareholders of Turquoise Hill (other than Rio Tinto or its affiliates) pursuant to the Transaction is fair, from a financial point of view, to such shareholders of Turquoise Hill (other than Rio Tinto or its affiliates);

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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an oral opinion to the Special Committee delivered by TD Securities Inc. (“TD”), the independent valuator retained by the Special Committee, that, as of August 31, 2022, and based on TD’s analysis and subject to the assumptions, limitations and qualifications to be set forth in TD’s written valuation, the fair market value of the common shares of the Company is in the range of C$42 to C$58 per common share;

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an oral opinion to the Special Committee delivered by TD that, as of August 31, 2022, and subject to the assumptions, limitations and qualifications to be set forth in TD’s written fairness opinion, the consideration to be received by the common shareholders of the Company other than Rio Tinto and its affiliates is fair, from a financial point of view, to such shareholders;

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the risks facing the Company’s investment in the Oyu Tolgoi project, including the requirement to raise US$650 million in equity prior to December 31, 2022 and the Company’s expected need for additional equity to satisfy the latest funding gap projections;

•	market conditions in the equity and copper markets, which have changed significantly since the receipt of Rio Tinto’s initial privatization proposal in March; and
•	the progress that the Company has achieved in recent months on the underground project.

The Transaction implies an equity value for Turquoise Hill of approximately C$8.7 billion, on a fully-diluted in-the-money basis.

Maryse Saint-Laurent, Chair of the Special Committee said, “Our discussions with Rio Tinto resulted in material increases from the price first offered by Rio Tinto to the minority shareholders of Turquoise Hill while also ensuring Turquoise Hill’s additional funding needs will be met pending the consideration by shareholders of the proposed Transaction. The Special Committee has diligently considered these and a wide variety of other factors in reaching its determination to unanimously approve entering into the agreement in principle.”

Turquoise Hill Board Chair Peter Gillin said, “I want to thank the members of the Special Committee for their diligence in assessing and evaluating the proposals received from Rio Tinto since March. Also, I want to acknowledge the good faith efforts by Rio Tinto in negotiating with the Special Committee to come to this agreement in principle.”

Next Steps

The Transaction is to be implemented by way of a plan of arrangement under the Business Corporations Act (Yukon) and both companies intend to expeditiously finalize and sign an arrangement agreement (the “Arrangement Agreement”). The entering into of an Arrangement Agreement is contingent on, among other things, the entering into of an amendment to the Amended and Restated Heads of Agreement (“HOA”) dated May 18, 2022, which is satisfactory to the Company and provides for sufficient financing of the Company’s liquidity requirements through the pendency of the Transaction, the approval of the Boards of Directors of each of Turquoise Hill and Rio Tinto as well as the unanimous recommendation of the Turquoise Hill Board (excluding the two Rio Tinto nominees), acting on the recommendation of the Special Committee of the Board, that minority shareholders vote in favour of the Transaction. An announcement will be made with details of the Arrangement Agreement once signed.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The Transaction will require the approval of 66.67% of votes cast by the Company’s shareholders (including Rio Tinto) and the approval of a simple majority of the votes cast by minority shareholders of the Company. A special meeting of the Company’s shareholders to consider and to vote on the Transaction is expected in the fourth quarter of 2022. If approved, the Transaction is expected to close shortly thereafter.

Impact on the Implementation of Financing Plan (HoA)

The Company and Rio Tinto have also agreed in principle to the following amendments to the financing HOA, to become effective concurrently with the execution of the Arrangement Agreement, to support the Company in addressing near term liquidity:

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Increasing the early advance facility agreed in May to US$650 million from US$400 million, provided that if there is an anticipated funding shortfall for March 2023 the parties will in good faith discuss increasing the early advance facility by up to an additional US$100 million;

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Extending the date by which the initial equity offering required under the HOA (the “Initial Equity Offering”) must be conducted and early advance facility repaid from December 31, 2022 to March 31, 2023 and potentially to May 31, 2023 in certain events including regulatory delays to the Transaction;

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Committing to providing additional bridge financing to Turquoise Hill on the same terms as the early advance facility in the event that Turquoise Hill is required to provide additional funding to Oyu Tolgoi in respect of the December 2022 principal repayment under the Oyu Tolgoi project finance facility; and

•	Providing to Turquoise Hill Rio Tinto’s commitment to participate pro rata in the Initial Equity Offering subject to certain pre-conditions set forth in the HOA.

Advisors

BMO Capital Markets is acting as exclusive advisor to the Special Committee of Turquoise Hill and Blake, Cassels & Graydon LLP is acting as legal counsel to the Special Committee. TD Securities has been retained by the Special Committee as independent valuator.

Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as Canadian and U.S. legal counsel, respectively, to Turquoise Hill.

Credit Suisse, RBC Capital Markets and Rothschild & Co are acting as financial advisors to Rio Tinto, and McCarthy Tétrault LLP and Sullivan & Cromwell LLP are acting as legal counsel.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Transaction, including entry into the Arrangement Agreement and the expected timing of the Transaction, the amendments to the funding HOA, funding gap projections and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions, including assumptions regarding the ability to complete the Transaction on the contemplated terms and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2022 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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